

ENERNORTH INDUSTRIES INC.

EnerNorth Reports Year End Results and Statement of Reserves Data

Toronto, Canada – September 28, 2004 – **EnerNorth Industries Inc.** (AMEX: ENY, Frankfurt Stock Exchange: EPW1) (www.enernorth.com) ("EnerNorth" or the "Company") announces that it has filed its annual audited consolidated financial statements for the year ended June 30, 2004, the related Management's Discussion and Analysis and Statement of Reserves Data and Other Oil & Gas Information, all of which are expressed in Canadian dollars. The filings reflect the activities of EnerNorth and its subsidiaries operating as an Industrial & Offshore Division and an Oil & Gas Division.

The consolidated financial statements have been prepared on the basis of a going concern, which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business.

The Company's ability to continue as a going concern is primarily dependent upon the determination of the enforceability in Canada of a Singapore judgment on the Company. If the Singapore Judgment becomes enforceable in Canada then there would be a material and adverse impact on the Company's financial condition.

On October 16, 2003 the High Court of the Republic of Singapore ordered the Company to pay Oakwell Engineering Limited ("Oakwell") US$5,657,000 (approximately CAD $7,580,000) plus costs (the "Judgment") (Singapore Suit No. 997 of 2002/V). The Company appealed the Judgment to the Court of Appeal of the Republic of Singapore (Singapore Civil Appeal No. 129 of 2003/Y). That Court dismissed the appeal on April 27, 2004 and is the final Court of Appeal for Singapore.

On June 21, 2004, Oakwell filed an Application with the Superior Court of Justice for the Province of Ontario seeking to enforce the Judgment in Ontario (Ontario Court File No. 04-CV-271121 CM3). The hearing of that Application has been scheduled for December 6, 2004.

The Company is of the view that the Judgment was improperly granted against it and that valid defenses exist to prevent the enforcement of the Judgment in Ontario. The Company has provided a substantive response to the application and has brought its own application against Oakwell for a declaration that the Judgment is unenforceable in the Province of Ontario. The Company intends to pursue this course vigorously.

A provision of CAD $7,915,681 has been made to the audited consolidated financial statements for the year ended June 30, 2004, in relation to the Judgment.

Consolidated Financial Statement Highlights

- Consolidated revenues of $34.1 million for the year ended June 30, 2004 ($26.0 million -2003);
- Consolidated gross profits of $5.6 million for the year ended June 30, 2004 ($3.6 million - 2003);
- Consolidated net loss of $2.2 million for the year ended June 30, 2004 ($8.0 million - 2003); and
- Consolidated net loss per share of $0.55 ($2.11 per share - 2003).

The Company's consolidated revenues of $34.1 million for the fiscal year ending June 30, 2004 increased by 31% from $26.0 million reported at June 30, 2003. Revenue growth was driven by both (i) a 31% increase in revenues from $25.4 million at June 30, 2003 to $33.4 million at June 30, 2004 derived from the Company's Industrial & Offshore Division, and (ii) a 17% increase in revenues from $0.6 million at June 30, 2003 to $0.7 million at June 30, 2004 from the Company's Oil & Gas Division. Revenue from the Company's Industrial & Offshore Division increased mainly due to work completed on the White Rose project. This contract accounted for $13.1 million of revenue for fiscal 2004 versus only $1.1 million for fiscal 2003. Revenue from the Company's Oil & Gas Division increased due to higher production volumes and higher sales prices per unit of production.

Consolidated gross profit of $5.6 million for the fiscal period ending June 30, 2004 increased by 56%, from $3.6 million in fiscal 2003. During the fiscal year ended June 30, 2004 revenue for the Industrial & Offshore Division increased $8.0 million and gross profit as a percentage of sales increased to 17% from 15% during fiscal 2003. During the year, gross profits from the Industrial & Offshore Division increased 54% to $5.7 million in 2004 from $3.7 million during 2003. Gross profit for the Company's Oil & Gas Division remained constant at ($0.1) million during both fiscal 2004 and 2003.

During the twelve-month period ending June 30, 2004 the Company accrued an amount of $2.0 million in connection with the Oakwell Judgment, versus $5.9 million for the twelve-month period ending June 30, 2003.

Administrative expenses of $5.7 million for the year ending June 30, 2004 were 12% higher than administrative expenses of $5.1 million the previous year. These increased costs were primarily associated with the Company's contract on the White Rose Project and are not expected to re-occur during fiscal 2005 as the contract has been completed. Offsetting these increased administrative expenses were decreases in filing fees and professional fees.

As a result of the foregoing the consolidated net loss for the year ending June 30, 2004 was $2.2 million, 73% less than the $8.0 million loss reported for the previous year ended June 30, 2003. Net loss per share for the year ending June 30, 2004 decreased by 72% to $0.55 per share from $2.11 per share for year ended June 30, 2003.

About EnerNorth Industries Inc.

EnerNorth is an energy source and service company operating as an Industrial & Offshore Division and an Oil & Gas Division.

There are approximately 4.06 million shares issued and outstanding in the capital of the Company.

For further information contact:
Scott T. Hargreaves, CA, CFA
Chief Financial Officer, Telephone: (416) 861-1484

The filings referred to herein will be available for review via the System for Electronic Data Analysis and Retrieval (SEDAR) at www.sedar.com, and/or the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov. and/or on the Company's website www.enernorth.com.

Certain statements contained herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), which reflect the Company's current expectations regarding the future results of operations, performance and achievements of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. These statements reflect the current beliefs of management of the Company, and are based on current available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to differ materially from those expressed in, or implied by, these statements. (See the Company's Annual Information Form and Annual Form 20 F for Risk Factors.) The Company is not obligated to update or revise these "forward-looking" statements to reflect new events or circumstances.